Steven M. Blondy
Executive Vice President and Chief
Financial Officer
R.H. Donnelley Inc.
1001 Winstead Drive
Cary, North Carolina 27513
Tel: 919.297.1116
Fax 919.297.1601
steve.blondy@rhd.com
December 8, 2006
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549
SEC File No. 1-07155

Re:	R.H. Donnelley Inc. Form 10-K for the fiscal year ended December 31, 2005 filed on March 16, 2006 (“Form 10-K”)

Form 10-Q for the quarter ended June 30, 2006 filed on August 11, 2006 (“Form 10-Q”)
Dear Mr. Spirgel:
This letter is in response to your letter to R.H. Donnelley Inc., herein referred to as the “Company”, with respect to the above referenced filings. For your convenience, we have set forth each comment and provided our response immediately thereafter. Capitalized terms used without definition have the meanings given to such terms in the above referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2005
Adjusted and Adjusted Pro Forma Amounts and Other Non-GAAP Measures, page 49
Comment 1. We note your statement “While we believe the 2005 adjusted and 2004 adjusted pro forma results reasonably represent results as if the businesses had been combined for the full years 2005 and 2004, because of differences in application of accounting policies and practices between the Company and the acquired entities, management does not believe these 2005 adjusted and 2004 adjusted pro forma amounts are strictly comparable, nor are they necessarily indicative of results for future periods.” Since these non-GAAP results are not comparable and given that you already explain the significance of your acquisitions in your GAAP results of operations, please revise to eliminate these non-GAAP measures in future filings.
Response
Beginning January 1, 2006, the Company no longer presents adjusted and adjusted pro forma amounts or other non-GAAP measures in its periodic filings and does not presently intend to disclose such information in its future filings, assuming no further acquisitions.
Advertising Sales — Publication Sales, page 52
Comment 2. Your reconciliation of advertising sales appears unclear and components of the reconciliation are not comparable from period to period. As such, please revise to eliminate this non-GAAP measure in future filings.
Response
Beginning January 1, 2006, the Company no longer presents advertising sales or, consequently, the reconciliation of advertising sales to GAAP net revenue in its periodic filings and does not presently intend to disclose such information in its future filings.
Consolidated Statements of Operations, page F-6
Comment 3. We note that your income statement presentation includes separate line items for gross revenues, sales allowances, and net revenues. We believe that it would be more appropriate for you to present only net revenue, and disclose the sales allowances either parenthetically or in the footnotes, if you believe that information is useful and meaningful to the investors. Please revise in future filings or explain why your current presentation is appropriate, including references to supporting authoritative literature.

Response
As requested, in our future filings, we will present only net revenue on the face of our consolidated statement of operations and will disclose sales allowances in the footnotes to our financial statements.
Comment 4. Please provide a caption for cost of revenue in accordance with Rule 5-03(b)(2) of Regulation S-X.
Response
As requested, in our future filings, we will provide a “cost of revenue” caption in accordance with Rule 5-03 (b)(2) of Regulation S-X on the face of our consolidated statement of operations.
Comment 5. We note on page 44 that you record selling and bad debt expense as part of your operating expenses, please state separately any material amounts of selling, general and administrative expenses and bad debt expense on the face of your consolidated statement of operations in accordance with Rule 5-03(b) of Regulation S-X.
Response
As requested, in our future filings, we will state separately any material amounts of selling, general and administrative expenses or bad debt expense on the face of our consolidated statement of operations, in accordance with Rule 5-03 (b) of Regulation S-X.
Comment 6. Please comply with SAB Topic 11:B, as applicable, by identifying the amount of applicable depreciation and amortization that is excluded from the caption “cost of revenue.”
Response
Upon review of SAB Topic 11:B, it is our understanding that the amount of applicable depreciation and amortization that is excluded from the caption “cost of revenue” need not be separately disclosed, and therefore we do not intend to do so in our future filings. In our future filings, we will comply with the requirements of SAB Topic 11:B and include the caption “cost of revenue (exclusive of depreciation and amortization shown separately below)” on the face of our statement of operations.

17. Subsequent Events, page F-50
GS Repurchase, page F-53
Comment 7. Tell us why you reversed the previously recorded beneficial conversion feature and recorded an increase of $31.2 million related to shares repurchased on January 27, 2006. Refer to your basis in accounting literature.
Response
Beginning January 1, 2006, the Company’s filings no longer include this or similar disclosure and we do not presently intend to disclose such information in our future filings.
With respect to the disclosure in our Form 10-K, our response follows. Our parent, R.H. Donnelley Corporation (“RHD”) extinguished its Preferred Stock in two separate transactions on January 14, 2005 and January 27, 2006 and reacquired the embedded beneficial conversion feature. RHD accounted for these extinguishments, including the reacquisition of the beneficial conversion feature, following the guidance in Issue 12, paragraphs 39-42 of EITF 00-27 “Application of Issue No 98-5 to Certain Convertible Securities” (“EITF 00-27”), and EITF No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”) ,which provides that the gain/loss on redemption under EITF Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock”, be increased/reduced for the previously allocated beneficial conversion feature.
We believe it would be helpful to provide to the Staff a brief summary of these transactions to better understand the accounting for these repurchases, including the treatment of the beneficial conversion feature in each transaction, and the application of the aforementioned accounting guidance.
Under the guidance of EITF 00-27 — Issue 12, if an entity redeems a convertible preferred security with a beneficial conversion option, the excess of (a) the fair value of the consideration transferred to the holders of the convertible preferred security over (b) the carrying amount of the convertible preferred security on the issuer’s balance sheet plus (c) the amount previously recognized for the beneficial conversion option should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share. In accordance with EITF D-98, the excess of the fair value of the consideration transferred to the holders of the preferred security over the carrying amount of the preferred stock recorded on the balance sheet represents a return to the preferred stockholders and, therefore should be treated in a manner similar to the treatment of dividends paid to holders of the preferred stock in the calculation of earnings per share.
On January 14, 2005, RHD repurchased 50% (or 100,303 shares) of its outstanding Preferred Stock from the GS Funds for $277.2 million in cash. The excess of the $277.2 million in cash paid to the GS Funds over the recorded value of that portion of the Preferred Stock as of January 14, 2005 of $108.4 million, inclusive of dividends earned through that date, and the amount of the previously recognized beneficial conversion feature of $35.1 million related to the 100,303 shares, totaled $133.7 million. In accordance with EITF 00-27 — Issue 12, such net amount was subtracted from net income for the purposes of calculating earnings per share for the period ended March 31, 2005. As a result, 50% of the previously recognized BCF was redeemed as a result of this repurchase. EITF D-98 states that the resulting increases or decreases in the carrying amount of a redeemable security other than common stock shall be affected by charges to retained earnings or, in the absence of retained earnings, by charges against paid-in capital. Accordingly, the $133.7 million charge first reduced retained earnings to zero, then reduced additional paid-in capital to zero. The remaining excess was charged to accumulated deficit.
On January 27, 2006, RHD repurchased the remaining 50% (or 100,301 shares) of its outstanding preferred stock from the GS Funds for $336.1 million in cash. Based on the terms of the related stock purchase agreement, which included a defined purchase price and repurchase time frame, the repurchase of the preferred stock became a probable event on the date of such agreement, which was October 3, 2005.
As a result, pursuant to EITF D-98, RHD was required to accrete the recorded value of the preferred stock to its redemption value of $334.1 million as of December 31, 2005. In accordance with EITF 00-27 — Issue 12, this accretion to redemption value of $211.0 million was recorded as a reduction to net income available to common shareholders on the Consolidated Statement of Operations for the year ended December 31, 2005. Consistent with EITF D-98 and the accounting treatment associated with the January 14, 2005 repurchase, the $211.0 million charge first reduced retained earnings to zero, then reduced additional paid-in capital to zero, and the remaining excess was charged to accumulated deficit.
Following the January 27, 2006 repurchase, for the three months ended March 31, 2006, the $2.0 million accretion to redemption value of $336.1 million from December 31, 2005 was recorded as a reduction to income available to common shareholders under EITF 00-27. In addition, upon consummation of the January 2006 repurchase, RHD redeemed the remaining previously recognized BCF of $31.2 million, the rest of which had been redeemed at the time of the January 2005 repurchase. As a result, the redemption of the BCF was recorded as an increase to income available to common shareholders on the Consolidated Statement of Operations for the three months ended March 31, 2006 consistent with EITF 00-27.
Form 10-Q for the Fiscal Quarter ended June 30, 2006
4. Intangible Assets and Goodwill, page 14
Comment 8. We note that you entered into directory services agreements, including a trademark license agreement, with Embarq, which was executed in May 2006 in conjunction with Sprint’s spin-off of its local telephone business. Tell us why you believe that the trade name intangible asset of $30 million is not impaired given that the new name is Embarq and not Sprint. Refer to your basis in accounting literature that supports your accounting.

Response
In connection with the Sprint-Nextel spin off of its local telephone business, management evaluated any potential impairment of the trade names it acquired in the SPA Acquisition valued at $30 million under the guidance of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). In connection with the SPA Acquisition, RHD obtained outright, unencumbered ownership of the following trademarks (the “Marks”):
•	The tagline “The Best Red Yellow Pages”; and

•	The “Look and feel” of the directories- (e.g., miscellaneous design trademarks and the red color for the directory cover layout).
These Marks are the ones which we initially valued at $30 million, and that we do not believe are impaired as a result of the spin-off by Sprint of Embarq. These Marks did not include any Sprint name, logo or other marks in any way directly tied to the name Sprint and are not subject to the trademark license agreement. The Sprint spin-off of Embarq in no way impacted our ownership of these Marks and there are no material limitations or qualifications or encumbrances on our right to use these Marks as we deem appropriate in our directory publishing business. Based on the forgoing, management did not consider the name change to Embarq to be a triggering event in accordance with SFAS 144. Absent the identification of any triggering events, further impairment evaluation was not necessary.
Comment 9. In addition, you state that the Embarq Directory Services Agreements replaced the previously-existing analogous agreements with Sprint, except that Sprint remained bound by their non-competition agreement. Please:
•	Describe to us any changes in the directory services agreements.

•	Tell us how you considered the replacement of the agreements when testing the associated intangible assets for impairment.

•	Tell us and disclose the assumptions used before and after the Sprint spin-off for your impairment testing. Refer to your basis in accounting literature.
Response
The directory services agreements the Company executed in May 2006 with Embarq are substantially identical in form and substance to those we had executed in 2003 with Sprint. The only significant change was the name of the legal entity and several minor clarifications, but none that would indicate impairment of the recorded intangible assets. the Company remains the “official” directory publisher of the incumbent local exchange carrier, now named Embarq, under substantially the same terms and conditions, and for the same remaining duration.

Under the guidance of SFAS 144, the first step in an impairment evaluation was to identify any triggering events that may indicate impairment. Management evaluated the following examples of triggering events in order to determine if the possibility of impairment exists regarding the valuations given to the original agreements entered into with Sprint.
•	A significant decrease in the market price of the long-lived assets.

•	A significant adverse change in the extent or manner in which the intangible assets are being utilized.

•	A significant adverse change in legal factors or in the business climate that could affect the value of the intangible assets.

•	A current period operating or cash flow loss, or forecasted operating or cash flow losses.
Management’s evaluation of the foregoing did not identify any triggering events that indicated impairment. In accordance with SFAS 144, absent the identification of triggering events, further impairment evaluation is not necessary. Accordingly, there were no other assumptions used in management’s impairment evaluation.
Additionally, as disclosed in RHD’s 2006 press release announcing operating results for the third quarter, RHD Inc.’s sales for the Embarq business remain strong and have resulted in positive growth in each of the last fourteen consecutive quarters. As Embarq continues its re-branding efforts, management will continue to evaluate the Company’s sales in the Embarq markets as a potential and primary triggering event for impairment testing.
In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (919) 297-1116 should you wish to discuss any of the responses.
Sincerely,
/s/ Steven M. Blondy
Steven M. Blondy
Executive Vice President and Chief Financial Officer